PRESS RELEASE

         FOR IMMEDIATE RELEASE

• Exploration Land Use Permit approved for Prairie Creek Property

Vancouver – May 16, 2006 -- Canadian Zinc Corporation (“TSX-CZN”) is very pleased to report that the Land Use Permit for the Phase 3 Exploration Drilling Program at the Prairie Creek (zinc/silver/lead) Property has been granted by the Mackenzie Valley Land and Water Board (Northwest Territories).

The Permit (MV2004C0030), which is valid for five years commencing May 11, 2006, allows surface exploration and diamond drilling at up to 60 sites, using ground or helicopter transported rigs, anywhere throughout the extensive 7280 hectare Prairie Creek Property.

Untested Exploration Potential

The Prairie Creek Property consists of eight Mining Leases and four Mineral Claims which overlie a 16 kilometre long trend of geology, only about two kilometres of which has been subject to any significant exploration and where the currently defined Prairie Creek Mine mineral resource (the Main Zone) is located.  The Main Zone remains open to the North and requires deeper downdip drill testing.  In addition, numerous surface mineral showings, known as Zones, hosted in similar geology to the Main Zone are known to occur elsewhere on the property along a 10 kilometre strike length to the south outside the current resource.  Limited previous drilling on theses Zones has encountered significant zinc/silver /lead mineralization.

Alan Taylor, Vice President of Exploration for Canadian Zinc states: “We are very pleased that this important Land Use Permit has been issued by the Mackenzie Valley Land and Water Board as it represents yet another step forward in the re-permitting and development of the Prairie Creek Property.”

 “The Prairie Creek Property offers some tremendous untested mineral potential, outside the current resource, and this new permit enables us to return to pure exploration and gives us the ability to drill throughout the entire property.  We now look forward to launching an aggressive multi-year exploration drilling program which will commence this 2006 season.”

Comprehensive Environmental Assessment

The Land Use Permit was issued following a long and rigorous regulatory process, involving a preliminary screening by the Mackenzie Valley Land and Water Board, an Environmental Assessment by the Mackenzie Valley Environmental Impact Review Board approval by the Minister of Indian Affairs and Northern Development and issue of license terms by the Water Board.

The Environmental Assessment, conducted by the Mackenzie Valley Environmental Impact Review Board over a period of about 18 months, involved the participation of five Government Agencies, two First Nation Groups and one non-governmental organization (CPAWS), a public scoping session and a public hearing.  In its Report, issued December 23, 2005, the Review Board concluded that, with the implementation of the commitments made by Canadian Zinc and three mitigation measures recommended in the Report, the proposed development is not likely to have a significant adverse impact on the environment or be cause for significant public concern.  The Review Board found that significant adverse cumulative impacts on the environment can be prevented with adequate environmental management and that Canadian Zinc has the opportunity to effectively manage cumulative effects through responsible environmental management of its activities in each of the developments in the Prairie Creek area.

This latest permit is the fourth Land Use Permit which has been issued to Canadian Zinc since 2001 and the fifth Environmental Assessment relating to the Prairie Creek Mine to have been undertaken by the Mackenzie Valley Environmental Impact Review Board under the new Mackenzie Valley Resource management Act Regulations, making Prairie Creek one of the most extensively environmentally assessed mining projects in Canada.  This latest assessment, incorporating both public scoping sessions and a public hearing, was probably the most comprehensive to-date.

The Report of the Review Board was accepted and approved by the Minister of Indian Affairs and Northern Development on behalf of Indian and Northern Affairs Canada and the other Responsible Ministers [Minister of Environment (on behalf of Environment Canada and Parks Canada); Minister of Fisheries and Oceans; and the Minister of the Environment and Natural Resources, Government of the Northwest Territories] on February 3rd, 2006.

The Land Use Permit may be inspected on the Public Registry maintained by the Mackenzie Valley Land and Water Board, which may be viewed at the Water Board’s website at www.mvlwb.nt.ca.

About Canadian Zinc:

Canadian Zinc’s 100% owned Prairie Creek (zinc/silver/lead) Project, located in the Northwest Territories, includes a partially developed underground  mine with an existing 1,000 ton per day mill and related infrastructure and equipment. The Prairie Creek Property hosts a major mineral deposit containing a historically estimated resource of  3.6 million tonnes (measured and indicated) grading 11.8% zinc; 9.7% lead; 0.3% copper and 141.5 grams silver per tonne and 8.3 million tonnes (inferred) grading 12.8% zinc; 10.5% lead and 0.5% copper and 169.2 grams silver per tonne, with significant exploration potential.  The deposit contains an estimated, in situ 3 billion pounds of zinc, 2.2 billion pounds of lead and approximately 70 million ounces of silver.

Cautionary Statement - Forward Looking Information:

This press release contains certain forward-looking information,  This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management’s expectations with respect to, among other things, the issue of permits,  the size and quality of the company’s mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital and mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings and the financial results of the company.  The Company does not currently hold a permit for the operation of the Prairie Creek Mine.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.  Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves.  There is no certainty that mineral resources will be converted into mineral reserves.

For further information contact:

John F. Kearney	Alan Taylor
Chairman	VP Exploration & Chief Operating Officer
(416) 362- 6686	(604) 688- 2001
Suite 1002 – 111 Richmond Street West, Toronto, ON M5H 2G4 Tel: (416) 362-6686 Fax: (416) 368-5344	Suite 1710-650 West Georgia Street, Vancouver, BC V6B 4N9 Tel: (604) 688-2001 Fax: (604) 688-2043 Tollfree:1-866-688-2001

E-mail: invest@canadianzinc.com,   Website:  www.canadianzinc.com